Pioneer Ibbotson Moderate Allocation VCT Portfolio PIONEER VARIABLE CONTRACTS TRUST

SCHEDULE OF INVESTMENTS 9/30/09 (UNAUDITED)

Shares		Value
	MUTUAL FUNDS - 100.2%	
	NON-PIONEER FUNDS - 19.8%	
363,531	AIM Global Real Estate Fund Institutional Class	$ 3,315,403
435,047	AIM Global Small & Mid Cap Growth Fund Institutional Class	6,647,523
259,537	AIM International Growth Fund Institutional Class	6,226,298
308,446	AIM Trimark Small Companies Fund Institutional Class	3,864,827
271,544	BlackRock Fundamental Growth Fund Institutional Class	5,083,313
300,419	BlackRock International Index Fund Institutional Class	3,307,615
130,949	BlackRock Value Opportunities Fund Institutional Class	1,886,970
689,293	Oppenheimer Commodity Strategy Total Return Fund Class Y	2,185,060
2,932	Oppenheimer Main Street Small-Cap Fund Class Y	49,191
	TOTAL INVESTMENTS IN NON-PIONEER FUNDS (Cost $38,074,201)	$ 32,566,200
	PIONEER FUNDS - 80.4%	
2,427,375	Pioneer Bond Fund Class Y	$ 21,870,653
392,006	Pioneer Cullen Value Fund Class Y	$ 6,272,104
520,939	Pioneer Disciplined Growth Fund Class Y	4,662,402
407,047	Pioneer Disciplined Value Fund Class Y	3,488,392
142,820	Pioneer Emerging Markets Fund Class Y	3,824,721
151,693	Pioneer Equity Income Fund Class Y	3,118,812
231,473	Pioneer Floating Rate Fund Class Y	1,520,780
330,968	Pioneer Fund Class Y	10,998,077
488,187	Pioneer Fundamental Growth Fund Class Y	5,067,378
544,255	Pioneer Global Equity Fund Class Y	4,860,195
978,578	Pioneer Global High Yield Fund Class Y	8,865,920
343,881	Pioneer Growth Opportunities Fund Class Y	7,833,604
677,374	Pioneer High Yield Fund Class Y	5,899,927
85,980	Pioneer Independence Fund Class Y	809,932
128,671	Pioneer International Value Fund Class Y	2,426,743
201,963	Pioneer Mid-Cap Growth Fund Class Y	2,453,848
305,379	Pioneer Mid-Cap Value Fund Class Y	5,625,086
38,216	Pioneer Oak Ridge Large Cap Growth Fund Class Y	405,093
237,288	Pioneer Real Estate Shares Fund Class Y	3,552,197
819,435	Pioneer Research Fund Class Y	6,506,313
1,949,931	Pioneer Short Term Income Fund Class Y	18,387,853
301,547	Pioneer Strategic Income Fund Class Y	3,084,830
	PIONEER FUNDS - (continued)	
32,979	Pioneer Value Fund Class Y	336,713
	TOTAL INVESTMENTS IN PIONEER FUNDS (Cost $136,271,954)	$ 131,871,573
	TOTAL INVESTMENTS IN SECURITIES - 100.2% (Cost $174,346,155) (a)	$ 164,437,773
	OTHER ASSETS AND LIABILITIES - (0.2)%	$ (374,050)
	TOTAL NET ASSETS - 100.0%	$ 164,063,723

(a)	At September 30, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $174,346,155 was as follows:	
	Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 6,085,779
	Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(15,994,161)
	Net unrealized loss	$ (9,908,382)

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of September 30, 2009, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$164,437,773	$ -	$ -	$164,437,773
Total	$164,437,773	$ -	$ -	$164,437,773

SCHEDULE OF INVESTMENTS 9/30/09 (UNAUDITED)

Shares		Value
	MUTUAL FUNDS - 100.1%	
	NON-PIONEER FUNDS - 22.3%	
566,272	AIM Global Real Estate Fund Institutional Class	$ 5,164,399
806,981	AIM Global Small & Mid Cap Growth Fund Institutional Class	12,330,662
300,725	AIM International Growth Fund Institutional Class	7,214,387
672,371	AIM Trimark Small Companies Fund Institutional Class	8,424,810
504,372	BlackRock Fundamental Growth Fund Institutional Class	9,441,843
349,734	BlackRock International Index Fund Institutional Class	3,850,576
245,381	BlackRock Value Opportunities Fund Institutional Class	3,535,942
1,287,953	Oppenheimer Commodity Strategy Total Return Fund Class Y	4,082,810
	TOTAL INVESTMENTS IN NON-PIONEER FUNDS	
	(Cost $65,389,524)	$ 54,045,429
	PIONEER FUNDS - 77.8%	
2,526,424	Pioneer Bond Fund Class Y	$ 22,763,077
718,683	Pioneer Cullen Value Fund Class Y	$ 11,498,929
741,053	Pioneer Disciplined Growth Fund Class Y	6,632,425
670,605	Pioneer Disciplined Value Fund Class Y	5,747,082
388,400	Pioneer Emerging Markets Fund Class Y	10,401,353
436,744	Pioneer Equity Income Fund Class Y	8,979,459
511,387	Pioneer Fund Class Y	16,993,403
890,939	Pioneer Fundamental Growth Fund Class Y	9,247,950
1,093,884	Pioneer Global Equity Fund Class Y	9,768,388
897,645	Pioneer Global High Yield Fund Class Y	8,132,666
5,646	Pioneer Government Income Fund Class Y	56,062
728,766	Pioneer Growth Opportunities Fund Class Y	16,601,284
660,042	Pioneer High Yield Fund Class Y	5,748,968
57,863	Pioneer Independence Fund Class Y	545,072
257,344	Pioneer International Value Fund Class Y	4,853,503
415,917	Pioneer Mid-Cap Growth Fund Class Y	5,053,397
666,213	Pioneer Mid-Cap Value Fund Class Y	12,271,639
70,811	Pioneer Oak Ridge Large Cap Growth Fund Class Y	750,601
428,818	Pioneer Real Estate Shares Fund Class Y	6,419,404
1,280,302	Pioneer Research Fund Class Y	10,165,597
1,394,655	Pioneer Short Term Income Fund Class Y	13,151,596
172,189	Pioneer Strategic Income Fund Class Y	1,761,498
83,465	Pioneer Value Fund Class Y	852,181

Shares		Value
	PIONEER FUNDS - (continued)	
	TOTAL INVESTMENTS IN PIONEER FUNDS	
	(Cost $199,778,445)	$ 188,395,534
	TOTAL INVESTMENTS IN SECURITIES - 100.1%	
	(Cost $265,167,969) (a)	$ 242,440,963
	OTHER ASSETS AND LIABILITIES - (0.1)%	$ (239,794)
	TOTAL NET ASSETS - 100.0%	$ 242,201,169

(a)   At September 30, 2009, the net unrealized loss on investments based on cost for federal tax purposes of $265,167,968 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 10,067,281
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(32,794,287)
Net unrealized loss	$ (22,727,006)

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of September 30, 2009, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$242,440,963	$ -	$ -	$242,440,963
Total	$242,440,963	$ -	$ -	$242,440,963